UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42373

Gelteq Limited

(Registrant’s Name)

Level 19

644 Chapel Street

South Yarra VIC, 3141
Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

June 2026 Special Meeting of Shareholders

On June 18, 2026, Gelteq Limited (the “Company”) held a special meeting of shareholders (the “Special Meeting”). The sole matter voted on at the Special Meeting was the approval of the transactions contemplated by the securities purchase agreement (the “Agreement”) entered with an institutional investor (“Investor”) on May 7, 2026 for a debt financing in an aggregate principal amount of up to $3.5 million under two tranches, with the second tranche of the funding of $2.5 million (the “Second Tranche”) contingent upon shareholder approval (the “Shareholder Approval”) under the Agreement and in accordance with Nasdaq Listing Rule 5635(d) (the “Debt Financing Proposal”).

At the Special Meeting, the Debt Financing Proposal was approved, based upon an aggregate of 6,091,082 Ordinary Shares that were voted at the Special Meeting, as follows:

The votes were cast for this matter as follows:

For	Against	Abstentions
6,076,941	13,211	930

Closing of Second Tranche Debt Financing

As previously reported on a Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 26, 2026 (the “Prior Form 6-K”), the Company previously entered into the Agreement with the Investor to provide for loans in the aggregate amount of up to $3.5 million, under two tranches, of which the Investor previously funded to the Company an initial tranche of $1.0 million (net of original issue discount of $150,000) (the “First Tranche”) on May 7, 2026. The closing of the First Tranche consisted of the issuance and sale to the Investor, in a private placement, of a convertible promissory note in the aggregate principal amount of $1.165 million (the “Initial Note”) which is convertible into ordinary shares of the Company, no par value, (the “Ordinary Shares”), at a conversion price equal to 93% of the lowest daily volume weighted average price during the five trading days preceding the applicable measurement date, subject to certain adjustments.

On June 26, 2026, the Company, having met each of the closing conditions of the Second Tranche under the Agreement, including the receipt by the Company of the Shareholder Approval, to the satisfaction of the Investor, closed on the Second Tranche, pursuant to which the Company received proceeds of $2.5 million (net of original issue discount of $375,000). In consideration for the Investor’s funding of the Second Tranche, on June 26, 2026, the Company issued and sold to the Investor, in a private placement, of a second convertible promissory note (the “Second Tranche Note”) in the principal amount of $2.875 million which is convertible into Ordinary Shares at a conversion price equal to 93% of the lowest daily volume weighted average price during the five trading days preceding the applicable measurement date, subject to certain adjustments, subject to certain adjustments.

Except with respect to the certain expenses amount paid in connection with the closing of the Initial Note, the terms of the Second Tranche Note are substantially similar to the terms of the Initial Note issued in the First Tranche, which are summarized in the Prior Form 6-K. For more information about the terms of the Agreement, including the terms of the Initial Note, please see the Prior Form 6-K.

The foregoing descriptions of the Second Tranche Note is not complete and is subject to and qualified in its entirety by reference to the full text of each such document, which is filed as Exhibit hereto and incorporated herein by reference.

The information contained in this report on Form 6-K, including Exhibit 4.1, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit No.	Description
4.1	Convertible Promissory Note, dated June 26, 2026, by and between the Company and the Investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gelteq Limited

By:	/s/ Nathan Givoni
Name:	Nathan Givoni
Title:	Chief Executive Officer

Date: July 2, 2026

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